ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
December 29, 2017

VIA EDGAR

Re:	Parnassus Funds and Parnassus Income Funds – Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of the Parnassus Funds and the Parnassus Income Funds, each a Massachusetts business trust and an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “Trusts”), we are transmitting for filing pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended, the Trusts’ preliminary notice of special meeting, proxy statement and form of proxy (under the cover page required by Rule 14a-6(m) and Schedule 14A) for use in conjunction with the special meeting of shareholders of the Parnassus Fund, the Parnassus Endeavor Fund, the Parnassus Mid Cap Fund and the Parnassus Asia Fund, each a series of the Parnassus Funds, and the Parnassus Core Equity Fund and the Parnassus Fixed Income Fund, each a series of the Parnassus Income Funds.  The special meeting has been set for March 22, 2018.

To the Trusts’ knowledge, the only substantive matters to be considered at the special meeting of shareholders are: (1) a proposal to elect four trustees and (2) a proposal to amend Section 1 of Article II of the Amended and Restated By-laws of each of the Trusts to remove the mandatory retirement age for independent trustees.

If you have any questions or comments regarding this filing, please call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Attachments

 cc: John V. Skidmore II

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C.